Via Facsimile and U.S. Mail
Mail Stop 6010

April 23, 2009

Mr. Philip A. Johnston
Chairman
Novogen Limited
140 Wicks Road
North Ryde, New South Wales 2113,
AUSTRALIA

Re: **Novogen Limited**
Form 20-F for the Year Ended June 30, 2008
Filed December 5, 2008
File No. 000-29962

Dear Mr. Johnston:

We have reviewed your response letter dated March 20, 2009 to our comment letter dated February 24, 2009 and have the following comment.

Where indicated, we think you should revise your proposed disclosure in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4. Information on the Company, page 15

Business Overview, page 15

Licensing Arrangements, page 24

1. We note that in your response to comment 1 of our comment letter dated February 24, 2009 you have requested to include your proposed disclosure regarding the

Patent License Agreement with Archer Daniels Midland Company in your Annual Report on Form 20-F for the fiscal year ending June 30, 2009 rather than amend your Form 20-F for the fiscal year ended June 30, 2008. We have reviewed your proposed disclosure in connection with the application for confidential treatment for certain portions of the agreement and the related amendment which you submitted on March 23, 2009. It appears that the annual minimum payments you receive under this agreement are material to the company. Accordingly, please revise your proposed disclosure to include the guaranteed annual minimum payments set forth in Article 3.01(b)(vii) through Article 3.01(b)(xiii) of the Amendment to Patent License Agreement. Please also include a general description of the schedule of royalty payments that clearly discloses that the amount of royalties owed will adjust as a percentage of sales of related products as the amount of such sales increase. Your disclosure should give investors a general idea of how this adjustment works**.**

* * * *

Please revise your proposed disclosure and respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provide any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Nandini Acharya, Staff Attorney at (202) 551-3495, Daniel Greenspan, Special Counsel at (202) 551-3623 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director